CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

January 7, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 14, 2021
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated December 23, 2021 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form 10-12G

Introductory Comment, page ii

1. We note your disclosure that "The business of [y]our subsidiaries until now are not subject to cybersecurity review with the Cyberspace Administration of China," yet your disclosure also implies that you continue to be outside the scope of CAC review. Please revise for consistency.

Response: We have revised the sentence on page ii to reflect that we are outside the scope of CAC review.

2. We note your revised disclosure in response to our prior comment 6 regarding your Hong Kong subsidiaries. Please further revise to provide comparable disclosure regarding Bonanza Goldfields Corp., the parent company.

Response: We have revised the disclosure on page ii to include specific references to the parent company, Bonanza Goldfields Corp.

3. We note your revised disclosure in response to our prior comment 5. Please include cross-references to the more detailed discussion of each of these risks in this filing, where applicable.

Response: Commencing on page iii, we have included the cross references to the more detailed discussion of each of the summarized risks where applicable.

4. We note your revised disclosure in response to our prior comment 7 and reissue the comment in part. Please provide a clear description of how cash is transferred through your organization and quantify any dividends or distributions made by Bonanza Goldfields Corp. to U.S. investors.

Response: We have revised the disclosure on page v to incorporate your comments.

5. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: We have revised the fifth bullet point on page iv to include your comments.

Business, page 1

6. We note your disclosure that you will provide authentication, valuation and certification services, sale and purchase, hire purchase, financing, custody, security and exhibition services to buyers of movie and music media through traditional channels as well as through leveraging blockchain technology through the creation of NFTs, and that you also assist technology companies in meeting regulatory and legal requirements while setting up and offering NFT products and services. Please disclose whether you plan to accept payment for such services in the form of digital assets and if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.

Response: The Company accepts payment for services in the form of digital assets, but does not hold digital assets as an investment. Such digital assets are converted into fiat currency after receipt. This disclosure is included at the end of the first paragraph on page 1.

7. Please clarify whether your NFTs will be dependent on another blockchain and, if so, disclose the risks and challenges related to such reliance. Alternatively, if your NFTs will run on your own blockchain, disclose that in your filing and the risks and challenges related to developing and maintaining the blockchain.

Response: We rely on third party blockchain platforms to complete our service solutions. Our solutions, however, are blockchain independent in that we do not rely specific on a single blockchain provider to complete our service solutions but may switch our media to different blockchain services on an as needed basis. We currently have no plans to develop or maintain our own blockchain and intend to focus on providing business solutions. This disclosure is included on page 1. We have also included a new risk factor on page 18 entitled “We rely on third-party service providers and partners for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our users.”

Howey Analysis, page 5

8. Please clarify whether each NFT represents a unique asset or whether multiple NFTs will be issued representing the same asset. In this regard, we note the disclosure comparing the NFTs to a blu-ray disc or a compact disc.

Response: We have issued NFT’s which are similar to concert tickets. In such event, each NFT will represent the unique right to attend a live event. We also expect to issue NFT’s that are similar to a blu-ray disc or compact disc. In such case, each NFT will represent a license to view a movie, listen to music and the like. Our disclosure on page 5 has been amended to incorporate the foregoing.

9. Please describe in greater detail the services that the company will provide in regards to an NFT following issuance, including through the contemplated media portal. For example, will the company facilitate a secondary market for the NFTs?

Response: We have made the requested disclosure on page 5.

10. Please describe in greater detail the rights a holder of an NTF has following issuance, including whether the holder has the right to mint and issue digital assets relating to the NTF. Please also explain the extent to which the company will enable or facilitate such rights.

Response: We have made the requested disclosure on page 5.

Government and Industry Regulations, page 9

11. We note your revised disclosure in response to our prior comment 13. Please revise this section to discuss any material U.S. regulations governing the sale and distribution of digital assets applicable to your business.

Response: We have amended the section entitled “Government and Industry Regulations” of Item 1: Business on page 10 to incorporate the foregoing disclosure.

Risk Factors

We intend to mint our own hybrid NFTs under the assumption that our h-NFTs are not investment contracts..., page 16

12. Please revise your discussion to address the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the laws and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

Response: We have revised the risk factor entitled “We intend to mint our own hybrid NFT’s under the assumption that our h-NFT’s are not investment contracts and therefore not a security as described by the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946). A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize our h-NFT’s, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.” on page 17 to incorporate the foregoing disclosure.

The Holding Foreign Companies Accountable Act..., page 20

13. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have amended the risk factor on page 22 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.” to incorporate the foregoing comment.

General

14. We reissue our prior comment 26. Please update your website to reflect the fact that your business no longer consists of mining operations.

Response: Our website is located at www.marvion.media and has been updated to reflect that our business no longer consists of mining operations. The website located at www.bonanzagoldfields.com is not our website. We intend to change the name of the company in the near future to avoid future confusion.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW